Filed by Alight, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Foley Trasimene Acquisition Corp.

Commission File No. 001-39299

The following is a transcript of the presentation delivered by Alight Solutions LLC at the Global Technology, Media and Communications Conference on Monday, May 24, 2021 at 10:15 AM, and which was made available for replay on Alight’s website on May 28, 2021.

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Tien-Tsin Huang: Thanks everyone for joining. My name is Tien-Tsin Huang. I cover the payments, processors and IT services sector at J.P. Morgan. Really excited to have Alight Solutions with us.

For the first time under Alight name, as part of the tech conference, and it’s great way to kick off the week for us. Thank you all for joining from it. From Alight, we’ve got Stephan Scholl, CEO, Katie Rooney, CFO, and John Rouleau who does great job in the Investor Relations side.

Like the other sessions, we’re going to do fireside chat. We’ll also take some questions from the ask-a-question portals. If you want to submit those, I’ll be watching on that live here as well.

Thank you all for joining. Hope you guys had a great weekend. Get ready for a good session here with the questions. I hope you guys are OK with this format. That’s right, we’ll just get right into it.

Stephan Scholl: Sounds great. Yeah, thanks for having us.

Tien-Tsin: Yeah, I know. It’s great to see you guys. Thanks so much. I thought we’d kick it off with the macro question here around HCM, human capital management, been following the space. Like I was telling you guys, it’s been a long time. Definitely learned a lot covering the sector.

Of course, macro is always something to watch, we’re coming out of the pandemic, but regulatory change and secular themes matter as well. Maybe Stephan, I thought, could you give us a quick update on the secular outlook for outsourcing both benefits, as well as payroll and tech in general.

What are you thinking about here as you’re going through this transformation for Alight?

Stephan: Thank you. Thanks Tien-Tsin, and thanks again for having us. Excited to be here on a Monday morning with you and the rest of the group.

Listen, it’s like you said, you started your career in this space, and so did I. I started my career at PeopleSoft, so 25 years ago. You really get a good sense of place, of what it was like then versus today. You’re right, it has been an incredible shift, and the pandemic has highlighted.

I’ve coined it and have been saying for a while, this is the decade of the employee, the last 20 years. Again, I’ve been on both sides of it. I’ve lived the consolidation of how big companies have used the digital roadmap to deal with their clients differently.

That never really happened on the employee side. You still a very fragmented infrastructure, a very fragmented technology landscape for large corporations, not just in America, but around the world.

The pandemic has highlighted how employees need a better way to engage with their employers on staying financially secure and staying healthy, and that’s what Alight is all about. Those two themes, staying healthy and being financially secure.

For the last 20 years, those have been fragmented systems. As an employer, or as a CEO, or as a board member, you don’t get the purview of an employee to say, “How many of your staff cannot stitch together $500 in a moment of crisis? How many people?”

We all know the stats. Half of the employees in America feel they made a wrong decision on benefits. 60 percent can’t retire when they want to. Now, we have Zoom fatigue, the stress, the mental illness, the dynamics that are out there.

What corporations have realized is that you need to have an enterprise view, an integrated view across these, in some cases, as you’ve covered, 100 systems for the Fortune 500 before you get a complete view.

We’ve upended that in the last year to focus on this decade of the employee, stitching together these fragmented systems into a view so that we can create actionable AI, better decisioning for the employee around health and around wellness. That’s the macro trend we’re seeing is there’s a lot of pent-up demand. It is a board-level conversation.

Again, I know you’ve covered this as well, last piece here, 70 percent of an employer spent, 70 percent regardless of industry is in these salaries and in these benefits programs, and these costs are going up mid to high single digits, in some cases, double digits.

Getting more control of that huge cost base and doing more with it is top of mind for CFOs more than I’ve seen in any time in my 25 years of doing this.

Tien-Tsin: For sure. Coming from PeopleSoft, you’re joining Alight. You’ve made a lot of changes in the short time that I’ve gotten to know you. I’ve covered the Old Hewitt, and here we are with Alight.

I know you’re moving to this BPaaS model. Tell us what that means. What is BPaaS? We’ve seen a lot of transitions for the company. I like to lead with that, but why is BPaaS the right model today in this decade of the employee as you led with?

Stephan: Great discussion point. I’ll try and [laughs] keep it so simple because I get pretty passionate around the use of technology, rising above the transaction, rising above a custom service play, and automating and using analytics, using AI. We just launched our Worklife platform, which we’ll talk more about here today.

That is the evolution of what started last year, which is how do you take a tile-based engagement process that’s used a few times a year and make it a social platform for employees to engage on a daily basis to get more information about themselves on, “How do you make better decisions”?

The only way to do that is to get integrated data sets, is to have a consumer-grade experience, making it something that’s so easy and intuitive to work with number two. Number three is it has to be personalized. I shared with you in a couple of other calls, there are companies out there that are spending enough money on these programs.

When you launch these great new benefits platform programs and then don’t map it to somebody who’s making $40,000 a year for critical insurance versus somebody who’s making $100,000 a year, those are different offerings.

You have to personalize the technology platform to the individual based on, “Are you just out of school, it’s your first job, or are you about to retire? Do you make a lot of money, or do you have dependents at home?

“ How healthy are you? How healthy is your family?” All those things around this data set that I’ve been so aggressive on in building 100 percent data maps.

BPaaS is the intersection between technology, software products, and service, and service delivery. You’ll never be 100 percent pure-play like a Workday in implementing these kinds of solutions, and you’ll never have to be 100 percent just Accenture. You can say BPaaS for Alight is “Workday + Accenture = Alight” as a storyboard.

You need strong service delivery, but we need to be much more aggressive on the technology platform to drive the engagement, and as you know with us, we have 14 percent of the US workforce right now already on our platform.

Rethinking on Worklife how to do that will change the dynamic of how employees view these back-office systems to become more front-of-house dynamic.

Tien-Tsin: That’s a good way to summarize it. I know the tech and the service said, “If you can mesh those two things together, it can be very powerful.” Before we get into the tech though, I did want to ask this. Getting the questions already on the email around Bill Foley.

He’s been pretty involved in some service businesses. He’s been also involved in some tech platform companies as well. He’s come on after you. I’m curious, what does Bill bring to the table here? What’s the playbook that he’s going to apply because he’s had a few? What do you guys feel that he’s done that’s different than what you would have expected?

Stephan: He’s been incredible. I’ve gotten to know him since the fall. You’re right. I started in April last year, got to know him in the fall, spent a lot of time with him face-to-face, and he is the only one that I know of, to your point, who’s been an operator and an investor.

He’s run three Fortune 500 companies himself. He is best of both the world’s investor and operator. I’ve enjoyed getting to know him, and he’s helping us look at our capital structure. We’re going to emerge from this process with three times that leverage with a great capital structure to go do M&A, and that’s in his wheelhouse.

He looked at 400 companies. I was with him last week in Vegas, and we’re going through the list. For us, global expansion is going to be important. This notion of financial wellness and staying healthy is not just a US phenomenon. We got to solve for this in London, and our revenue stream is only 10 percent international markets. That’s it.

When you think about our size and scale, we should be in the 30-plus percent range of international business. That’s the purview Bill brings is that view of expansion, capital structure, that enterprise view. He loves the enterprise play given who we are today.

He sees the moat of who we are and how we can be the aggregator of an enterprise-employee engagement platform. That’s number two, and he loves technology, so he loves the notion of a re-rate of the company.

He does see the vision that I’ve had for the company, given my background of technology and software, being one that allows us to take historical, custom, service-based-oriented approaches to now a more technology-forward BPaaS-offerings, software offerings.

He sees the value upside. If you ask them, there’s a big re-rate opportunity at Alight, not just in terms of total growth, but moving up the food chain towards much higher valuation dollars from services to software.

Tien-Tsin: Let’s stick with that on the tech side. Totally agree with that. Just thinking about this broader tech, it’s certainly hit my world in processing and FinTech and HRO, this modern versus legacy technology debate, and converting from legacy to modern is not easy. Talk about that.

How do you benchmark the tech where you are today and where do you see yourself in this journey two, three, five years down the road? I know the product releases are coming a lot faster as well, but update us on the tech side.

Stephan: I’ll try and keep it simple, because I could talk an hour about what we’ve done in the last year alone. At the end of the day, we have an incredible client base that is using some of the most complicated processes around benefits. What we’ve done is take the best of a couple of different worlds, and you’ve written about this.

There’s been lessons learned. The notion is, especially with large clients, Fortune 1,000, it’s a heterogeneous environment. What is our advantage? It’s the fact that we already have 30-plus million people using our technology today. I wasn’t happy with how they’re using it, how many times, the experience.

That was the first piece, an outside-in approach which is, how do you take the experience and make it like a social platform, but make it related to the employee so that they do feel excited about wanting to log in every single day? That’s step one of what we did and have launched with our Worklife platform.

Step two, what is all this about? It’s about engaging them better. How do you do that? Give them better information, attention. We know you’ve logged in for the last 10 years. You’ve made these decisions. You’re not happy with these decisions. We know your income. We know your health, and we know your three kids. We know all about the history of what you have.

How do we, then, take that and use analytics and actionable AI to give you better insight? We have a pretty large AI team since about a year building out the AI platform. That’s number two ingredient within the Worklife platform.

Number three is the whole API architecture. At the end of the day, I’d love to go to my big Fortune 500 clients and say, “Please, use all of my products to stitch together an employee engagement platform.”

You know as well as I do that they’re going to say, “Listen, we love that we have 30 percent, 40 percent of these benefits systems, but I still need you to log into Fidelity,” or to ADP or somebody else. Building out a rich API architecture that allows us to build the reference architecture. At the end of the day, it’s more about the AI and the engagement.

If I have to bring datasets from claim systems, from payroll systems, whether you use half of my systems or 100 percent of mine, that third component of technology is the integration architecture. Greg Goff, our CTO, has been really hard at work in building out that library, so we can connect to SAP, to work data, Oracle, and you name it, so that we can really serve the enterprise dynamic.

Fourth, and you also said this, is our own engines ourselves. We are launching this year and have already launched products around health cloud, wealth cloud, and payroll cloud. That is all about taking one-year implementation timeframes. Going into next year, as we continue to sell, and as you know, we’ve been doing double-digit sales for the last three quarters.

It’s all been publicly announced, but it takes a year to implement, and longer. This new effort is to really simplify the architecture, the technology of the transaction engines. Those are the four components of what’s all part of our Worklife platform and a much more aggressive technology play.

Tien-Tsin: Is it a gating factor for your clients to say, “Wow. It’s a pretty big undertaking to make that transition to Worklife”? What’s the pitch there? What kind of targets do you have that you’re willing or able to share around some of these conversions?

Stephan: Great discussion. The way I would characterize it is I am not interested in rewriting any of the stuff on the transaction side. Again, there’s history that I’ve been part of and learned what’s good and what’s bad.

What we’re doing is we’re actually taking between 50 and 70 percent. The transaction itself will sit in the Worklife platform.

Logging in will be above the transaction engine. The flow processing that you’re going to be doing around, going to different screens, will sit in Worklife. The analytics will sit in Worklife.

Our mobile platform, to your question of when, we’re going to launch in June, the mobile-first approach to our benefits Worklife capability. Our top few hundred clients are going to be able to use our mobile application to do annual enrollments this upcoming annual enrollment season.

Just think of that, that was a dream a year ago. If you think of the complexity, and as you know, as well as I do, hiring young people, for some of our largest clients, they all want to use mobile phones. They don’t want to have a web experience. They want to be able to be on the fly, make decisions.

That’s going to be possible this year with our largest clients on our Worklife platform, using our mobile technology. It’ll be a much different experience already a year later. That’s the timing of it. I’ll stop there.

Katie Rooney: Tien-Tsin, just one other thing to add, though. Exactly as Stephan said, as you think about that mobile rollout, it’s really seamless on the backend. You don’t need to think about it as some big reintegration or reimplementation. We’re doing that because of how they built the infrastructure. We’re doing that behind-the-scenes for those clients to get them all live.

Stephan: That’s a good point. I didn’t answer that part of the question, the how-to part. AWS, when I got here a year ago, in my last company, Andy Jassy, the former CEO of AWS, a close friend of mine, we were his second largest client in ‘14 and ‘15 when they were just a billion dollar AWS business. It was Netflix in us. We built a really close relationship.

When I came here last year, I called him and he gave us 35, 40 of his best architects across the company. We’ve been now working with them to re-build, as we have been, and have launched in AWS, in the cloud.

To your point, how do you implement Worklife in our top clients? Everybody wants to go to cloud with these offerings. We’ve made it much less invasive on how to implement. We’re going to be cloud first.

That’s why we started with mobile-first. It’s a lot easier, as you can imagine, mobile-first, to do it through the cloud. That’s been a big effort for us in the last year.

Tien-Tsin: That makes sense. I remember the implementation was always the hurdle in terms of making those big decisions. Anything to ease that decision-making process obviously is great.

Thinking about selling it, Worklife and your go-to market, talk about the sales motion here. Are you leading pretty hard at this point in the cycle to go after new accounts?

I get this question a lot. Who do you compete with? Who do you typically bump up against? I know you’ve got incumbents in place. You’ve got some modern providers as well. How do you look at the landscape?

Stephan: In the first 30 days of last year, I restructured the company. The first lens I had was how do we put in one place the commercial business in terms of how we engage with clients.

We didn’t have a net-new sales force a year ago. Fast forward a year, it’s a 80-person team. I’ve hired some of the best from my old places that I’ve used to work with rather it’s Infor, Oracle, ADP, or Ceridian.

We’ve hired some of the best people into this group. They are already having an impact on the business performance in net-new. Just that example should hopefully show from a year ago to today, a very large focus on going out and talking that new one.

Our existing install base, treating your biggest clients differently than everybody else is important. We did some of that OK, but I didn’t think we did it well enough. A name that should be familiar to a lot of your investors is Cathinka Wahlstrom. She ran all the diamond accounts worldwide for Accenture.

It doesn’t get any more pedigree than somebody who understands how to treat these massive organizations differently. She has been here now and has implemented an enterprise account team of engagement that is value engineering-based, ROI-based, going in and talking to CFOs, which wasn’t necessarily a strong suit of Alight.

We were, CHRO our clients, and we’re not going to move away from that. We want to leverage our CHRO relationship, get to the CFO. Now we have value engineering experts that can go to the CFO, which we started last July, and talk about these rising big costs and benefits.

Remember, I gave the example earlier of, 70 percent of your cost base is in these salaries and benefits programs rising significantly. We have teams going in now and building out ROIs and business cases that have cost savings that are being underwritten to.

I think that’s a secret sauce for us, that to your competitive set question, we really are in a class of one, which is exciting on one hand, but also as you say, underwriting to class of one gets complicated because, who is our peer group?

There is no peer group when you go in and stitch together the world of global payroll, the Workday business, the Alight business. The fact that we can stitch together all those components, no Fidelity can do that, no ADP can do that, no Ceridian. There’s no company that has that scale of complexity to stitch together, and then be able to underwrite to it in an ROI model for our clients.

We’ve only done, I think we’re up to 18 or 20 of those kind of deals, right Katie, on the ROI side of things?

Katie: Yup.

Stephan: The feedback so far has been super exciting. The fact that we feel confident that we can bring together the data set, and the actionable AI to underwrite to a cost save of that.

Tien-Tsin: That’s one thing that we’ve observed, that muscle of going after new logos. That sales team that you talked about does feel like quite a big change for Alight. I’m glad you went through that.

I’ve been getting this question, so maybe I’ll ask it here for you, Katie. Is there a way to quickly summarize bookings or how you think about backlog and pipeline, and what success you’ve seen so far?

Katie: Yeah, sure. Great question. I think a couple things, Tien-Tsin. First, if you think about just backlog, right? The great thing about this business, 80 percent subscription-based, three to five-year contract. Today, we have over 80 percent of our revenue under contract for ‘21, close to 60 percent for ‘22, and almost 50 percent for ‘23.

There’s great visibility into the base, but as we talked about earlier, it’s a long cycle from sales to revenue, which we’re working on. In the last three quarters, we’ve had double-digit bookings in terms of total bookings growth, and BPaaS bookings growth.

We’re really seeing the momentum building. The pipeline is building. Now we’re focused, as Stephan said, it’s on execution. It’s on getting these bigger, higher value dollar deals closed, which will start to impact us, obviously into the next couple of years.

Tien-Tsin: Got it. Thanks for that. Going back to the commercial team, I know you mentioned ADP. It always makes me think of the old days. When I think about the old Hewitt, now Alight, it was always you lead with benefits, and then you attach payroll and you get more breadth that way.

Compared to some of the legacy or traditional payroll providers, they’d also lead with payroll, then expand into benefits. I know it’s changing now with BPaaS and you’re a lot comprehensive.

You mentioned payroll cloud, why does Alight win in payroll versus some of the larger payroll providers that are out there?

Stephan: It’s great that we have both because it is fascinating. The answer in the US versus international is interesting. We are seeing different flavors when you think about this gig economy dynamic, which is some big news, especially out of the UK, which everybody knows about.

I’ve talked to a lot of retailers where the old model of payroll used to be employer canonical structure, and then it’s employee. That’s all been upended. It’s now employee at the top of the house, because many of these large organizations that I serve have, in some cases, between 50 and 250,000 part-time workers.

How do you treat your part-time workers as if they were full-time employees on Next Best Dollar or DailyPay? Look at the news last week on DailyPay. DailyPay is not an issue just for full-time workers. It’s also for your part-time workers.

There’s a lot of structural technology issues with the legacy global payroll providers, that’s why we’re building our next generation payroll cloud to take advantage of Next Best Dollar, to take advantage of DailyPay.

To take advantage and blur the lines between full-time and part-time employees to give that complete picture, so that you can give advice to a part-time employee, whether they have two jobs, or four jobs, or six jobs, depending on what’s going on.

Having looked at both sides of it, they’re both super powerful data sets. The benefits piece, I still get a little bit more excited about. Payroll captures the decisioning. It’s in the benefits world where you actually try and understand the decisioning.

Having an analytics platform looking at claims data, looking at your 10 years of history, looking at whether you’ve made the right decisions on your benefits programs, are you saving enough in your 401ks?

Now, with HSAs, which is a great product, that’s become a surrogate to 401k where it has the same kind of treatment of savings rates, but you have more flexibility in the use of funds in HSAs.

We’re seeing that kind of benefits world become more powerful, but then having a view into data on payroll around your deductions, and having an extra $50, $60 to help make the decision on benefits, that’s why we’re seeing it more of an enterprise play.

Why we’re winning is because we bring more of an enterprise view, because I’m able...I’m not here to compete with Workday. A lot of my other competitors want to compete with Oracle or SAP, with Workday. I’ve embraced the best of all worlds where...Listen.

You use position management, base HR from Workday, you use our global payroll, you use our benefits platform, and by the way, on a global scale, you may use somebody else so I can integrate it all. What does that give me? The best, most complete data set around the employee that nobody else can bring together the way we can.

Tien-Tsin: Interesting, plus I’m thinking of benefits from an engagement standpoint. To add to that, there’s a lot more opportunities to do that to wrap it all around.

Stephan: That’s right, and the pandemic is highlighted. The last year, to your point, has brought that forward that we need to...The fact that half of Americans feel they’ve made the wrong decision on their benefits choices...I talked to a lot of CEOs, and they had no idea that it was that much of an issue across the employee population, to your point.

Tien-Tsin: You mentioned Workday just now. You’re also a large Workday [laughs] integrator. I know you mentioned Accenture a few times on the services side as well because you do provide HCM Cloud Advisory and Deployment. How does that piece fit into the broader company? I always try and think about this.

If everyone’s shifting to the cloud, I know you’ve mentioned AWS, does that influence your overall pipeline that you want to jump on when you know about a cloud conversion on the ERP front, for example, and that’s an opportunity for you to sell into that? Just trying to understand how the HCM...Sorry, the integration piece...?

Stephan: The work database. Listen. It’s super exciting that we have that Workday capability because it goes back to, you said it, engagement, and it goes back to enterprise, and it goes back to the data set.

The fact that I can implement and run Workday systems, add my components to it around global payroll, that gives me the most complete view, so that when I personalize the experience of an employee across my customers, I can give them the most complete data based on their history. I don’t need to go.

When I talk about my Workday consultants, I tell them they’re more Aon Alight consultants, and in our Aon Alight offering, Workday is a part of that.

SAP for us has been on fire internationally because they are connecting the dots between base HR, a global payroll, and now with us, some of the more wellness programs in our hrX platform.

When you see that coming together, that’s a powerful offering with SAP that we also provide. The terminology we’re using is more of Aon Alight than it is pure and simple benefits by itself, payroll by itself, or Workday by itself.

Tien-Tsin: Got it. I have a couple of questions here from members, but I’ll summarize it. Katie, if you can answer. How big is your team there from an integration standpoint that supports HCM Cloud Advisory and Deployment?

Katie: In terms of headcount, if you look at us in the ecosystem, we’re one of the top two players in the space. As you know, it’s a closed ecosystem from a Workday perspective, and then we also have a strong partnership with capabilities globally to support SAP as well.

Tien-Tsin: Having that certified personnel is not easy to come by [laughs] right now.

Katie: It’s not.

Tien-Tsin: It’s a fight for talent. There’s definitely a fight for talent. OK, good. To wrap up with the last couple of questions here.

I did want to ask about M&A and how important that is. I would have asked it anyway, but with Bill Foley as part of the story, that’s been an important value creation part of his playbook as well. Talk to us about M&A and the importance there, and I’m going to move so [inaudible] .

Stephan: You’re absolutely right. It’s back to the enterprise dynamic that we can bring to the table. I already mentioned, Tien-Tsin, the international expansion. If you can do it in the US, we should be able to take this to the UK, to the DACH region.

We already have great facilities, staff, and people in the European market. We understand the workers’ council’s issues in the DACH region. We understand how the UK goes to market. We just need to round out our offerings beyond what we have there.

One is international expansion. Two, we lose a couple of hundred thousand people a year on our platforms with employers to retirement. Retirement is a big area where we’ve already made one small, little acquisition last year.

We see the opportunity, and if you monetize a couple of hundred thousand people moving from working to retirement, if we control that process, that’s a significant upside for us. Third would be the one I’m also excited about is...I mentioned earlier that we’re now going more to CFOs, and talking about how we help them save money.

The next step in that is a TPA capability, which is the notion of being able to process claims and to actually negotiate pricing. If you can do that, you can go to a CFO and say, “Actually, give me your budget, and I’ll manage it for you, and I’ll underwrite to a larger cost save opportunity.”

Those would be the three areas where we see some big upside in them, and then of course, there’s the whole claims...Sorry, the whole second opinion clinical side of the house. Since we already have so many employees engaging us, helping them navigate the complexity of the clinical world is also the fourth area I would highlight.

Tien-Tsin: Good. It’s exciting. You have a lot on your plate. You tack [laughs] on M&A, and that makes it fun of it.

Let’s wrap it up, and give us or catch everybody else up on long-term growth and margins. What does all this mean? What’s the output for growth and margins? I’m sure, BPaaS is going to have a heavy influence on what those curves look like.

Katie: That’s the exciting part. When you think about the opportunity, the total addressable market, driving differentiated outcomes almost expands your addressable market as well. There’s a huge opportunity here.

We have good visibility into our revenue streams, but as you think about long-term growth, we see a potential to accelerate that both organically and inorganically, and from that, that will drive operating leverage.

As we move, as you’ve heard us moving into more of a technology-forward landscape, reducing implementation times, standardizing some of the back-office delivery, that enables margin expansion as well. We see 500 basis points of gross margin expansion in the next two years that we’re driving towards, and a lot of that falls to the bottom line.

I will say we’re being intentional about investments too to make sure we can stay ahead and take advantage of all the trends we talked about, from a commercial standpoint and a technology standpoint. That’s how we think about making sure we’re prioritizing growth and margin while continuing to invest in the business.

Tien-Tsin: Good stuff. I appreciate you guys spending a few minutes. We covered a lot of ground, and it’ll be fun to see how things develop as you go through the transformation. Anything that I missed here that we want to cover before I let you go?

Stephan: I think you covered it. It’s an exciting time in the history of our company, and like anything, we want to take advantage of the market dynamics that are here, so you’ll see us continue to move aggressively.

Also, thank you for your time. I appreciate the audience this morning and the time with you.

Tien-Tsin: This is great. Thank you, guys. Have a great week. We’ll catch up soon.

Stephan: Thanks. You too. Take care.

Katie: Thanks, Tien-Tsin. You too.

Stephan: See you there.

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Forward-looking Statements

This communication includes certain forward-looking statements that are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Foley Trasimene Acquisition Corp.’s (“Foley Trasimene”) and Tempo Holding Company, LLC’s (“Alight”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Foley Trasimene’s and Alight’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Foley Trasimene’s and Alight’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Foley Trasimene and/or Alight following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Foley Trasimene, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on Alight’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of the combined company’s common stock on the New York Stock Exchange following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Alight to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; and (11) the possibility that Foley Trasimene or Alight may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Foley Trasimene’s most recent filings with the U.S. Securities and Exchange Commission (“SEC”) and are contained in the Form S-4 (as defined below), including the proxy statement/prospectus/consent solicitation statement filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Foley Trasimene or Alight, the transactions described herein or other matters and attributable to Foley Trasimene, Alight or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Foley Trasimene and Alight expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 (File No. 333-254801, as it may be amended or supplemented from time to time, the “Form S-4”) has been filed by Alight, Inc., a Delaware corporation (“Alight Pubco”), with the SEC. The Form S-4 includes a proxy statement to be distributed to holders of Foley Trasimene’s common stock in connection with Foley Trasimene’s solicitation of proxies for the vote by Foley Trasimene’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4 and consent solicitation statements to be distributed to certain direct and indirect holders of Alight, as well as a prospectus of Alight Pubco relating to the offer of the securities to be issued in connection with the completion of the business combination. Foley Trasimene, Alight Pubco and Alight urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/consent solicitation statement/prospectus that forms a part thereof, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Alight Pubco, Foley Trasimene, and the proposed business combination. Such persons can also read Foley Trasimene’s Annual Report on Form 10-K/A filed with the SEC on April 29, 2021 (the “FTAC Annual Report”) for additional information about Foley Trasimene, including a description of the security holdings of Foley Trasimene’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Foley Trasimene’s stockholders as of a record date to be established for voting on the proposed business combination and to direct and certain indirect Alight equityholders as of a record date to be established for the submission of written consents to approve the business combination transactions. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Foley Trasimene Acquisition Corp., 1701 Village Center Circle, Las Vegas, NV 89134, or (702) 323-7330. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Foley Trasimene and Alight and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Foley Trasimene’s directors and executive officers in the FTAC Annual Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Foley Trasimene’s stockholders in connection with the proposed business combination will be set forth in the definitive proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Information concerning the interests of Foley Trasimene’s and Alight’s participants in the solicitation, which may, in some cases, be different than those of Foley Trasimene’s and Alight’s equity holders generally, will be set forth in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is for information purposes only and is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Foley Trasimene or Alight, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.